January 17, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Todd Schiffman, Esq.

Re:	Rockville Financial, Inc.

United Financial Bancorp, Inc.

Joint Proxy Statement/Prospectus

Registration Statement on Form S-4 (File No. 333-192930)

Ladies and Gentlemen:

Submitted herewith for filing on behalf of (i) our client, Rockville Financial, Inc., a Connecticut corporation (“Rockville”), and (ii) United Financial Bancorp, Inc., a Maryland corporation (“United”), is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

This Amendment No. 1 is being filed in response to comments contained in the letter dated January 14, 2014 (the “Letter”) from Todd Schiffman, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. William H. W. Crawford, IV, President and Chief Executive Officer of Rockville. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Hinckley, Allen & Snyder LLP by representatives of Rockville and United.

Securities and Exchange Commission

January 17, 2014

General

Comment:

1.	Please provide the staff with the board books.

Response:

In response to the Staff’s comment, Rockville is supplementally providing copies of the Rockville and United board books to the Staff under separate cover. The board books are being provided confidentially to the Staff pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rockville respectfully requests that the Staff return the board books to Rockville following the Staff’s review.

Joint Proxy Statement/Prospectus Cover Page

Comment:

2.	Please disclose the trading price of United Financial common stock on November 14, 2013.

Response:

In response to the Staff’s comment, Rockville has added the United stock price to the cover page of the Joint Proxy Statement/Prospectus.

Comment:

3.	Disclose the percentage of the combined company to be held by United shareholders following the merger.

Response:

In response to the Staff’s comment, Rockville has added the percentage ownership to the cover page of the Joint Proxy Statement/Prospectus.

Questions and Answers

Comment:

4.	Move the fifth Q&A on what United shareholders will receive in the merger closer to the top of the Q&A section.

Response:

In response to the Staff’s comment, the fifth Q&A is now the second Q&A and is on page v of the Registration Statement. Rockville has also moved up Q&As that address what Rockville stockholders will receive in the merger and how the value of the merger consideration may change over time.

Securities and Exchange Commission

January 17, 2014

Comment:

5.	Revise the first Q&A to describe the merger from the perspective of how the merger will affect shareholders, reducing the overly mechanical tone and description.

Response:

In response to the Staff’s comment, Rockville has revised the first Q&A on page v of the Registration Statement.

Comment:

6.	Your Q&A section exceeds 6 pages and repeats much of the information also in the Summary section. Consider limiting the Q&A section so that it serves a discreet purpose, such as answering the most common shareholder questions or discussing the shareholder meetings and vote.

Response:

In response to the Staff’s comment, Rockville has deleted certain Q&As that are covered in the Summary section.

Summary

Rockville’s Board of Directors Unanimously Recommends…, page 2

United’s Board of Directors Recommends…., page 2

Comment:

7.	Please include a substantive reason for the merger in each subsection.

Response:

In response to the Staff’s comment, Rockville and United have added substantive reasons for the merger on pages 2 and 3 of the Registration Statement.

The Merger is Intended to be Tax Free…, page 6

Comment:

8.	You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise this section and the subheading to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement.

Securities and Exchange Commission

January 17, 2014

Response:

In response to the Staff’s comment, each of Hinckley, Allen & Snyder LLP, counsel to Rockville, and Kilpatrick Townsend & Stockton LLP, counsel to United, is filing an Item 601(b)(8) tax opinion with this Amendment No. 1. In addition, Rockville has revised the tax disclosure on page 6 of the Registration Statement.

Rockville’s Officers and Directors Have Interests in the Merger that Differ… page 6

United’s Officers and Directors Have Interests in the Merger that Differ, page 7

Comment:

9.	Please quantify the aggregate amount each director and officer will receive as a result of the merger. Please provide more specific disclosure and quantification in the main section.

Response:

In response to the Staff’s comment, Rockville has revised the disclosure on pages 8, 10, 93 and 97 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income, page 23

Comment:

10.	Please revise to present historical basic and diluted per share data based on continuing operations and pro forma basic and pro forma basic and diluted per share data on the face of the pro forma statement of operations as required by Rule 11-02(b)(7) of Regulation S-X.

Response:

In response to the Staff’s comment, Rockville has added additional per share data on pages 25 and 26 of the Registration Statement.

Comment:

11.	Also, present the number of shares used to compute the per share data if outstanding shares used in the calculation are affected by the transactions included in the pro forma financial statements.

Securities and Exchange Commission

January 17, 2014

Response:

In response to the Staff’s comment, Rockville has added additional share data on pages 25 and 26 of the Registration Statement.

The Merger

Background of the Merger, page 49

Comment:

12.	Expand the discussion in the sixth full paragraph on page 50 relating to the Board’s consideration of Company A’s merger to explain further, in light of the premium indicated by the implied $20.22 exchange ratio, the reasons the board members determined it was not in the best interests of United shareholders to negotiate further with Company A.

Response:

In response to the Staff’s comment, Rockville has revised the disclosure on page 52 of the Registration Statement. The Staff is advised that United has confirmed that it believes that the revised disclosure complies with the standard provided in Rule 408 of the Securities Act.

Comment:

13.	Disclose in the first full paragraph on page 54 whether the United Board’s vote in favor of this merger was unanimous. If not, identify the reasons for dissent. Make corresponding changes to the Summary.

Response:

In response to the Staff’s comment, Rockville has revised the disclosure on pages 2 and 56 of the Registration Statement.

United’s Reasons for the Merger; Recommendation…, page 54

Comment:

14.	If the referenced cost savings have been quantified, please disclose.

Response:

In response to the Staff’s comment, Rockville has added disclosure on page 57 of the Registration Statement.

Securities and Exchange Commission

January 17, 2014

Opinion of Stern Agee, page 57

Comment:

15.	Expand the third paragraph to state that Stern Agee has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

In response to the Staff’s comment, Rockville has added disclosure on page 59 of the Registration Statement.

General, page 66

Comment:

16.	Expand the disclosure on compensation received in the past two years to include all compensation, not just compensation for investment banking. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, Rockville has revised the disclosure on page 68 of the Registration Statement.

Comment:

Rockville’s Reasons for the Merger; Recommendation…, page 68

17.	If the referenced cost savings have been quantified, please disclose.

Response:

In response to the Staff’s comment, Rockville has added disclosure on page 71 of the Registration Statement.

Opinion of RBCCM, page 69

Comment:

18.	Expand the third paragraph to state that RBCCM has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

In response to the Staff’s comment, Rockville has added disclosure on page 72 of the Registration Statement.

Securities and Exchange Commission

January 17, 2014

Comment:

19.	Please disclose any material relationship that has existed between Rockville and RBCCM during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

Rockville respectfully submits that RBCCM has had no other material relationship with Rockville (except with respect to the transaction at issue) and that no additional disclosure is required.

Opinion of Sandler O’Neill, page 75

Comment:

20.	Expand the second paragraph to state that Sandler O’Neill has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

In response to the Staff’s comment, Rockville has added disclosure on page 78 of the Registration Statement.

Comment:

21.	Please disclose any material relationship that has existed between Rockville and Sandler O’Neill during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, Rockville has added disclosure on page 86 of the Registration Statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 119

Comment:

22.	Delete the language in the first sentence: “a general discussion of certain,” and replace with language approximating “a discussion of all material U.S federal income tax consequences.”

Securities and Exchange Commission

January 17, 2014

Response:

In response to the Staff’s comment, Rockville has revised the disclosure on page 122 of the Registration Statement.

Comment:

23.	Revise to clarify that you have opinions of counsel that the merger will be a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received. State that these opinions are filed as exhibits to the registration statement. Eliminate the phrase “provided the merger qualifies as a “reorganization” on page 120.

Response:

In response to the Staff’s comment, Rockville has revised the disclosure on page 123 of the Registration Statement.

Comment:

Legal Matters, page 133

24.	Please provide the addresses of counsel.

Response:

In response to the Staff’s comment, Rockville has added the addresses of counsel to page 136 of the Registration Statement.

Exhibits

Comment:

25.	Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff’s review.

Response:

In response to the Staff’s comment, Rockville has filed all exhibits other than the form of proxy card for each of Rockville and United, which are still being finalized. Rockville will file the proxy cards in a subsequent amendment to the Registration Statement.

Securities and Exchange Commission

January 17, 2014

United Financial, Inc. Form 10-K FYE 12/31/12

Item 13. Certain Transactions with Related Persons

Comment:

26.	Advise us whether you could have made the required disclosure: that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to item 404(a) of Regulation S-K. If not, please amend.

Response:

The Staff is advised that United could have made the disclosure required by Item 404(a) of Regulation S-K in its Form 10-K for the year ended December 31, 2012.

Pursuant to Rule 461 under the Securities Act, we hereby inform you, on behalf of Rockville, that Rockville may make an oral request that the Registration Statement, as amended, be declared effective, and Rockville has authorized me to represent on its behalf that it is aware of its obligations under the Securities Act with respect thereto. Rockville further acknowledges as follows:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Rockville from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Rockville may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rockville is being represented by Hinckley, Allen & Snyder LLP. United is being represented by Kilpatrick Townsend & Stockton LLP. Please contact William W. Bouton, III ((860) 331-2626) or James R. Burke ((617) 378-4346) of Hinckley, Allen & Snyder LLP or Scott A. Brown ((202) 508-5817) or Sean P. Kehoe ((202) 508-5881) of Kilpatrick Townsend & Stockton LLP with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William W. Bouton, III

William W. Bouton, III